SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-35464

Caesarstone Ltd.
 (Translation of registrant’s name into English)

Kibbutz Sdot-Yam
 MP Menashe
 Israel 3780400
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Second Quarter 2020 Financial Results

On August 5, 2020, Caesarstone Ltd. (the “Company”) issued a press release titled “Caesarstone Reports Second Quarter 2020 Financial Results”, a copy of which is furnished as Exhibit 99.1 herewith.

Change in Board of Directors

On August 3, 2020, Eric D. Herschmann, a member of the Board of Directors (the “Board”) of Caesarstone Ltd.  notified the Board that he was resigning from the Company’s Board effective immediately, as he assumed a position with the U.S. government.

The Company noted that Mr. Herschmann’s resignation did not result from any disagreement with the Company regarding financial, operational or other matters. The Board accepted Mr. Herschmann’s resignation and wishes to thank Mr. Herschmann for his efforts and contribution to the Company.

Following Mr. Herschmann’s resignation, the Board consists of nine members, five of whom satisfy the independence requirements of the Nasdaq Stock Market (“Nasdaq”).  The independent members of the board are Irit Ben-Dov, Ofer Borovsky, Ofer Tsimchi, Ronald Kaplan and Roger Abravanel.  The non-independent members of the board are Ariel Halperin, Dori Brown, Shai Bober and Tom Pardo Itzhaki. As a result, following the resignation of Mr. Herschmann, the Company remains compliant with the Nasdaq rule requiring that a majority of its board be comprised of directors that satisfy Nasdaq’s independence requirements.

The GAAP financial information included in consolidated balance sheets, consolidated statements of income and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Company’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Company’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: August 5, 2020	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release titled “Caesarstone Reports Second Quarter 2020 Financial Results” dated August 5, 2020.